Exhibit 99.1

Genmab Announces That AbbVie Will Submit Marketing Authorization Application to European Medicines Agency for Epcoritamab (DuoBody®-CD3xCD20) for the Treatment of Relapsed/Refractory Diffuse Large B-Cell Lymphoma (DLBCL)

Company Announcement

COPENHAGEN, Denmark; July 18, 2022 – Genmab A/S (Nasdaq: GMAB) today announced that AbbVie (NYSE: ABBV) will submit a conditional marketing authorization application (MAA) with the European Medicines Agency (EMA) for subcutaneous epcoritamab (DuoBody®-CD3xCD20), an investigational bispecific antibody, for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL), in the second half of 2022. Genmab recently announced that the company will submit a biologics license application (BLA) for epcoritamab with the U.S. Food and Drug Administration (FDA) for the treatment of patients with relapsed/refractory large B-cell lymphoma (LBCL), also in the second half of 2022.

The MAA submission is supported by results from the large b-cell lymphoma (LBCL) cohort of the pivotal EPCORE™ NHL-1 open-label, multi-center trial evaluating the safety and preliminary efficacy of epcoritamab in patients with relapsed, progressive or refractory CD20+ mature B-cell non-Hodgkin lymphoma (B-NHL), including DLBCL. In April 2022, Genmab and AbbVie announced the topline results from the Phase II expansion part of the EPCORE™ NHL-1 trial. In June 2022, primary results were presented in a late-breaking oral presentation as part of the Presidential Symposium at the 27th Annual Meeting of the European Hematology Association (EHA2022) in Vienna, Austria.

“The MAA submission will mark the next step towards potentially obtaining marketing approval in Europe and being able to deliver a new therapeutic option to patients with relapsed or refractory DLBCL,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “While there are existing treatments for DLBCL patients across Europe, we recognize the significant medical need for alternative therapeutic options for patients unable to tolerate current treatments or whose treatments have failed.”

Epcoritamab is being co-developed by Genmab and AbbVie as part of the companies' oncology collaboration. The companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. The companies are committed to evaluating epcoritamab as a monotherapy, and in combination, across lines of therapy in a range of hematologic malignancies, including an ongoing phase 3, open-label, randomized trial evaluating epcoritamab as a monotherapy in patients with relapsed/refractory DLBCL (NCT: 04628494).

About Diffuse Large B-cell Lymphoma (DLBCL)

DLBCL is a fast-growing type of NHL that affects B-cell lymphocytes, a type of white blood cell. DLBCL, the most common type of NHL worldwide, accounts for about 25 percent of diagnosed cases of B-cell NHL worldwide. DLBCL can arise in lymph nodes as well as in organs outside of the lymphatic system. The disease occurs more commonly in the elderly and is slightly more prevalent in men.i,ii

About the EPCORE™ NHL-1 Trial
EPCORE™ NHL-1 is an open-label, multi-center safety and preliminary efficacy trial of epcoritamab including a phase 1 first-in-human, dose escalation part; a phase 2 expansion part; and an optimization part. The trial was designed to evaluate subcutaneous epcoritamab in patients with relapsed, progressive or refractory CD20+ mature B-NHL, including LBCL and DLBCL. Data from the dose escalation part of the study, which determined the recommended phase 2 dose, were published in The Lancet in 2021. In the phase 2 expansion part, additional patients are treated with epcoritamab to further explore the safety and efficacy of epcoritamab in patients with different types of relapsed/refractory B-NHLs who had limited therapeutic options.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces That AbbVie Will Submit Marketing Authorization Application to European Medicines Agency for Epcoritamab (DuoBody®-CD3xCD20) for the Treatment of Relapsed/Refractory Diffuse Large B-Cell Lymphoma (DLBCL)

The primary endpoint of the phase 2 expansion part was overall response rate (ORR) as assessed by an IRC. Secondary efficacy endpoints included duration of response, complete response rate, progression-free survival, overall survival, time to response, time to next therapy, and rate of minimal residual disease negativity.

About Epcoritamab

Epcoritamab is an investigational IgG1-bispecific antibody created using Genmab's proprietary DuoBody technology. Genmab's DuoBody-CD3 technology is designed to direct cytotoxic T cells selectively to elicit an immune response towards target cell types. Epcoritamab is designed to simultaneously bind to CD3 on T cells and CD20 on B-cells and induces T cell mediated killing of CD20+ cells.iii CD20 is expressed on B-cells and a clinically validated therapeutic target in many B-cell malignancies, including diffuse large B-cell lymphoma, follicular lymphoma, mantle cell lymphoma and chronic lymphocytic leukemia.iv,v

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Genmab Media Contact:
Marisol Peron, Senior Vice President, Communications and Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Genmab Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Genmab Forward-Looking Statements

This Media Release contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Media Release nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®.

i Diffuse Large B-Cell Lymphoma.” Lymphoma Research Foundation, https://www.lymphoma.org/aboutlymphoma/nhl/dlbcl/. Accessed 11 February 2022.

ii Sandeep A. Padala; Avyakta Kallam. “Diffuse Large B-Cell Lymphoma.” National Institutes of Health, National Library of Medicine, https://www.ncbi.nlm.nih.gov/books/NBK557796/#article-24581.s4. Accessed 22 June 2022.

iii Engelberts et al. "DuoBody-CD3xCD20 induces potent T-cell-mediated killing of malignant B cells in preclinical models and provides opportunities for subcutaneous dosing." EBioMedicine. 2020;52:102625. DOI: 10.1016/j.ebiom.2019.102625

iv Rafiq, Butchar, Cheney, et al. "Comparative Assessment of Clinically Utilized CD20-Directed Antibodies in Chronic Lymphocytic Leukemia Cells Reveals Divergent NK Cell, Monocyte, and Macrophage Properties." J. Immunol. 2013;190(6):2702-2711. DOI: 10.4049/jimmunol.1202588

v Singh, Gupta, Almasan. "Development of Novel Anti-Cd20 Monoclonal Antibodies and Modulation in Cd20 Levels on Cell Surface: Looking to Improve Immunotherapy Response." J Cancer Sci Ther. 2015;7(11):347-358. DOI: 10.4172/1948-5956.1000373

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 33
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122